UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            FORM 11-K



   X ANNUAL REPORT PURUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999


     TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
       for the transition period from ________ to_______.

                 Commission file number 0-12126


               Farmers and Merchants Trust Company
                       Profit-Sharing Plan
                    (Full title of the plan)


             Franklin Financial Services Corporation
                      20 South Main Street
                          P.O. Box 6010
                  Chambersburg, PA  17201-0819
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)


 Registrant's telephone number, including area code   (717) 264-6116

   Notices and communications from the Securities and Exchange
    Commission relating to this report should be forwarded to:

             Franklin Financial Services Corporation
                      20 South Main Street
                          P.O. Box 6010
                  Chambersburg, PA  17201-0819

                   Attention: Elaine G. Meyers


Item 1.        Financial Statements and Exhibits

          a.   Financial Statements

               1.   Statements of Net Assets Available for Plan Benefits as of
                 December 31, 1999 and 1998.

               2.   Statement of Changes in Net Assets Available for Plan
                 Benefits for the year ended December 31, 1999.

          b.   Exhibits

               1.   Consent of Beard & Company, Inc.

               2.   Consent of Arthur Andersen LLP


                           Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Farmers and Merchants Trust Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   FARMERS AND MERCHANTS TRUST
                                   COMPANY PROFIT SHARING PLAN


Date:   June 28, 2000                        By  /s/   Elaine G.Meyers
                                             -------------------------
                                             Elaine G. Meyers
                                             Chief Financial Officer



           FARMERS AND MERCHANTS TRUST COMPANY
                    PROFIT-SHARING PLAN

                     FINANCIAL REPORT

                     DECEMBER 31, 1999

                        C O N T E N T S


                                                             Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULES                                              1 and 2

FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits        3-6
  Statements of changes in net assets available for
     plan benefits                                           7-10
  Notes to financial statements                             11-16

SCHEDULES

  Schedule of assets held for investment purposes           17-22
  Schedule of reportable transactions                          23

                  INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Farmers and Merchants Trust Company
    Profit-Sharing Plan
Chambersburg, Pennsylvania


        We  have audited the accompanying statement of net
assets  available  for plan benefits of  the  Farmers  and
Merchants  Trust Company Profit-Sharing Plan (the  "Plan")
as  of December 31, 1999, and related statement of changes
in  net  assets available for plan benefits for  the  year
then  ended.   These  financial statements  and  schedules
referred  to  below are the responsibility of  the  Plan's
administrator.   Our  responsibility  is  to  express   an
opinion on these financial statements and schedules  based
on our audit.  The financial statements of the Farmers and
Merchants Trust Company Profit-Sharing Plan for  the  year
ended  December  31, 1998 were audited by  other  auditors
whose   report,  dated  April  19,  1999,   expressed   an
unqualified opinion on those statements.


       We conducted our audit in accordance with generally
accepted auditing standards. Those standards require  that
we  plan  and  perform  the  audit  to  obtain  reasonable
assurance about whether the financial statements are  free
of material misstatement.  An audit includes examining, on
a   test  basis,  evidence  supporting  the  amounts   and
disclosures  in the financial statements.  An  audit  also
includes  assessing  the accounting  principles  used  and
significant estimates made by the Plan's administrator, as
well   as   evaluating  the  overall  financial  statement
presentation.   We  believe  that  our  audit  provides  a
reasonable basis for our opinion.


        In  our  opinion,  the  1999 financial  statements
referred   to  above  present  fairly,  in  all   material
respects, the net assets available for plan benefits as of December 31, 1999, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

        Our audit was performed for the purpose of forming
an  opinion on the basic financial statements taken  as  a
whole.   The  supplemental schedules of  assets  held  for
investment   purposes  and  reportable  transactions   are
presented for purposes of additional analysis and are  not
a  required part of the basic financial statements but are
supplementary  information required by the  Department  of
Labor's Rules and Regulations for Reporting and Disclosure
under the Employee Retirement Income Security Act of 1974.
The  Fund  information  in  the statement  of  net  assets
available  for plan benefits and the statement of  changes
in net assets available for plan benefits is presented for
purposes of additional analysis rather than to present the
net  assets available for plan benefits and changes in net
assets  available  for plan benefits of  each  fund.   The
supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.









Harrisburg, Pennsylvania
May 24, 2000

Farmers and Merchants Trust Company Profit-Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1999
                                                                                             Non
                                                                                         Participant
                                                     Participant Directed                  Directed
                                    -----------------------------------------------------  ------
                                    Equities and   Fixed    Equities    Money   Aggressive FFSC Stock
                                    Fixed Income  Income     Mutual    Market    Global    and Fixed
                                        Fund       Fund       Fund       Fund     Fund     Income Fund  Total
                                       ------     ------     ------     ------   ------    ------     ------

             ASSETS
Investments, at market value:

Franklin Financial Services
  Corporation common stock (FFSC)            $0         $0         $0        $0       $0   $385,102  $385,102
Corporate debt and equity securities  2,127,095     29,325          0         0        0     90,197 2,246,617
Mutual funds                            189,987          0  2,192,353         0  568,707          0 2,951,047
Dreyfus Treasury Prime Cash
  Management Fund                        68,612     12,554      8,767    79,664        0      9,201   178,798
SEI- Institutional Cash                       0          0          0         0    5,508          0     5,508
Government securities                   555,632     81,590          0         0        0    173,804   811,026
Certificates of deposit                  20,000      4,000          0         0        0          0    24,000
                                         ------     ------     ------    ------   ------     ------    ------
        Total Investments             2,961,326    127,469  2,201,120    79,664  574,215    658,304 6,602,098

Employer's contribuiton receivable       13,066        203     11,251        98    4,062      5,155    33,835
Employee's contribuiton receivable        4,957         82      4,955         7    1,591      2,040    13,632
Income receivable                        16,379      1,415        155       339       51      7,966    26,305
                                         ------     ------     ------    ------   ------     ------    ------
NET ASSEST AVAILABLE FOR
  PLAN BENEFITS                      $2,995,728   $129,169 $2,217,481   $80,108 $579,919   $673,465 $6,675,870
                                         ======     ======     ======    ======   ======     ======    ======

See Notes to Financial Statements





Farmers and Merchants Trust Company Profit-Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1998
                                                                                             Non
                                                                                         Participant
                                                      Participant Directed                 Directed
                                    ----------------------------------------------------   ------
                                    Equities and   Fixed    Equities    Money   Aggressive FFSC Stock
                                    Fixed Income  Income     Mutual    Market    Global   and Fixed
                                        Fund       Fund       Fund       Fund     Fund    Income Fund  Total
                                       ------     ------     ------     ------   ------    ------     ------

             ASSETS
Investments, at market value:

Franklin Financial Services
  Corporation common stock (FFSC)            $0         $0         $0        $0       $0   $501,840  $501,840
Corporate debt and equity securities  1,587,587          0          0         0        0     28,611 1,616,198
Mutual funds                            143,463          0  2,235,387         0  337,233          0 2,716,083
Dreyfus Treasury Prime Cash
  Management Fund                       107,950     13,770     16,452    87,939        0     33,629   259,740
SEI- Institutional Cash                       0          0          0         0   10,351          0    10,351
Government securities                   545,697     42,144          0         0        0    223,292   811,133
Certificates of deposit                  44,599      4,000          0         0        0      5,000    53,599
                                         ------     ------     ------    ------   ------     ------    ------
        Total Investments             2,429,296     59,914  2,251,839    87,939  347,584    792,372 5,968,944

Employer's contribuiton receivable       32,375        433     37,448       530    9,542     19,982   100,310
Employee's contribuiton receivable        3,122         41      5,244       134    1,606      2,274    12,421
Income receivable                        12,647        690          6       340       27      6,594    20,304
                                         ------     ------     ------    ------   ------     ------    ------
NET ASSEST AVAILABLE FOR
  PLAN BENEFITS                      $2,477,440    $61,078 $2,294,537   $88,943 $358,759   $821,222 $6,101,979
                                         ======     ======     ======    ======   ======     ======    ======

See Notes to Financial Statements









Farmers and Merchants Trust Company Profit-Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 1999
                                                                                             Non
                                                                                         Participant
                                                      Participant Directed                Directed
                                    ----------------------------------------------------   ------
                                    Equities and   Fixed    Equities    Money   Aggressive FFSC Stock
                                    Fixed Income  Income     Mutual    Market    Global   and Fixed
                                        Fund       Fund       Fund       Fund     Fund    Income Fund  Total
                                       ------     ------     ------     ------   ------    ------     ------


Additions to net assets:

Net realized and unrealized appreciation
 (depreciation) in value of investments$398,622    ($3,471) ($382,829)       $0  $79,811  ($179,068) ($86,935)
Interest and dividends income            78,129      6,659    246,879     4,040   20,768     37,344   393,819
Contribution from employer               77,058      1,246     73,831       379   23,228     34,620   210,362
Contribution from employee              143,084      2,135    146,342       761   54,660     55,977   402,959
Rollover contribution                         0      1,423          0     1,422        0          0     2,845
                                         ------     ------     ------    ------   ------     ------    ------
         Total Additions                696,893      7,992     84,223     6,602  178,467    (51,127)  923,050

Deductions from net assets

Benefit payments                       (113,922)   (12,788)  (151,469)        0   (8,208)   (39,192) (325,579)
Administrative expenses                  (9,509)      (290)    (8,754)     (343)  (1,491)    (3,193)  (23,580)
                                         ------     ------     ------    ------   ------     ------    ------
        Total Deductions               (123,431)   (13,078)  (160,223)     (343)  (9,699)   (42,385) (349,159)
                                         ------     ------     ------    ------   ------     ------    ------
Net interfund transfers                 (55,174)    73,177     (1,056)  (15,094)  52,392    (54,245)        0
                                         ------     ------     ------    ------   ------     ------    ------
     Net increase (decrease)            518,288     68,091    (77,056)   (8,835) 221,160   (147,757)  573,891

Net assets available for plan benefits:
  Beginning of year                   2,477,440     61,078  2,294,537    88,943  358,759    821,222 6,101,979
                                         ------     ------     ------    ------   ------     ------    ------
  End of year                        $2,995,728   $129,169 $2,217,481   $80,108 $579,919   $673,465 $6,675,870
                                         ======     ======     ======    ======   ======     ======    ======

See Notes to Financial Statements





Farmers and Merchants Trust Company Profit-Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 1998
                                                                                             Non
                                                                                         Participant
                                                    Participant Directed                  Directed
                                    ----------------------------------------------------   ------
                                    Equities and   Fixed    Equities    Money   Aggressive FFSC Stock
                                    Fixed Income  Income     Mutual    Market    Global   and Fixed
                                        Fund       Fund       Fund       Fund     Fund    Income Fund  Total
                                       ------     ------     ------     ------   ------    ------     ------


Additions to net assets:

Net realized and unrealized appreciation
(depreciation) in value of investments $440,378     $1,170    $87,739        $0  $47,011   ($62,212) $514,086
Interest and dividends income            56,502      4,896    222,989     2,712   12,127     38,507   337,733
Contribution from employer               77,525        690     97,731       924   25,344     64,780   266,994
Contribution from employee              103,413      2,738    159,238     1,480   42,485     58,617   367,971
Rollover contribution                    37,873          0          0         0        0     85,065   122,938
                                         ------     ------     ------    ------   ------     ------    ------
         Total Additions                715,691      9,494    567,697     5,116  126,967    184,757 1,609,722

Deductions from net assets

Benefit payments                       (102,542)    (6,948)   (80,659)     (307)  (3,831)   (30,394) (224,681)
Administrative expenses                  (7,493)      (382)    (7,352)     (144)  (1,080)    (3,066)  (19,517)
                                         ------     ------     ------    ------   ------     ------    ------
        Total Deductions               (110,035)    (7,330)   (88,011)     (451)  (4,911)   (33,460) (244,198)
                                         ------     ------     ------    ------   ------     ------    ------
Net interfund transfers                 135,221    (54,706)   (44,528)   52,550  (52,119)   (36,418)        0
                                         ------     ------     ------    ------   ------     ------    ------
     Net increase (decrease)            740,877    (52,542)   435,158    57,215   69,937    114,879 1,365,524

Net assets available for plan benefits:
  Beginning of year                   1,736,563    113,620  1,859,379    31,728  288,822    706,343 4,736,455
                                         ------     ------     ------    ------   ------     ------    ------
  End of year                        $2,477,440    $61,078 $2,294,537   $88,943 $358,759   $821,222 $6,101,979
                                         ======     ======     ======    ======   ======     ======    ======

See Notes to Financial Statements


FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS



Note 1
DESCRIPTION OF PLAN

     The following description of the Farmers and Merchants Trust Company Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

       General:
                The Plan is a defined contribution plan established by Farmers and Merchants Trust Company (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("Code"), which includes a qualified deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. All employees who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

            Contributions:
                As of July 1, 1998, eligible employees can contribute an amount up to 19% of compensation as defined by the Plan, limited by requirements of the IRC. Prior to July 1, 1998, eligible employees could contribute 15% of compensation. The Company, at its discretion, may match a percentage of each Plan participant's deferrals up to a maximum of 5% of compensation. The percentage of such discretionary matching contributions are determined annually by the Company. In 1999 and 1998, the Company matched 100% of Plan participants' first 3% deferral and 50% of the next 2% deferral.

                In addition, the Company may elect to contribute an additional percentage of Plan participants' compensation. In 1999 and 1998, the Company made a 2% discretionary contribution.

                The Plan may refund any excess deferrals in order to bring the plan in compliance with code limitations.

            Vesting:
                A participant is immediately vested in his or her entire account balance, including Company contributions.

            Payment of benefits:
                Upon retirement, death, disability or termination, a participant may elect to receive distributions in the form of an annuity or lump-sum amount, as defined.

                Benefits due to terminated participants, which are included in net assets for plan benefits in the accompanying statements, totaled $ -0- at December 31, 1999 and 1998, respectively.



            Participant accounts:
                Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

            Investment options:
                All funds are participant directed except for the FFSC Stock and Fixed Income Fund. As of July 1998, election changes could be made quarterly. Prior to July 1998, participants could change elections semi-annually. The Company administers the Plan and makes decisions related to its investments.

               The investment options available under the Plan are:

                              Equities and fixed income fund:
                                   This fund invests primarily in cash
               equivalents and money markets, government agency notes and bonds, common stocks and domestic equity mutual funds.

                              FFSC stock and fixed income fund:
                                    This  fund  invests  primarily  in
               government agency notes and bonds and in employer common stock.

                              Fixed income fund:
                                   This fund invests primarily in cash
               equivalents, money markets and government agency notes and bonds.

                              Equities mutual fund:
                                   This fund invests primarily in cash
               equivalents, money markets and domestic equity mutual funds.

                              Money market fund:
                                    This  fund invests solely  in  the
               Dreyfus Treasury Prime Cash Management Fund.

                              Aggressive global fund:
                                    This  fund  invests  primarily  in
               diversified global equity mutual funds.



            Participant loans:
                Under the terms of the Plan, participants may request loans not to exceed the lesser of $ 50,000 or 50% of their vested account balance for payment of post-secondary education for the participant, spouse, children or dependents, or the purchase of a principal residence for the participant. Loans will have a market rate of interest, as defined. Education loans and principal residence loans must be repaid over a period of not longer than five years and in installments not less frequently than quarterly. Additionally, no loan may be less than $ 1,000 and no more than one loan may be issued to a participant during the year. As of December 31, 1999 and 1998, there were no outstanding loans.


Note 2
SIGNIFICANT ACCOUNTING POLICIES

       Basis of accounting:
          The accompanying financial statements are prepared on the accrual basis of accounting.

       Income recognition:
          Interest income is recorded as earned on the accrual basis. Dividend income is recorded when declared.

       Investment valuation:
          Investments of the Plan are stated at fair market value. All securities are traded in public markets and are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses are based on securities sold.

       Use of estimates:
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

       Administrative expenses:
         All expenses are paid out of the Plan's assets.


Note 3
INVESTMENTS

     The Trust Department of the Company, trustee of the Plan, maintains all of the Plan's investments and executes transactions therein.

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                   1999        1998
                                                   ----        ----

       Franklin Financial Services Corporation  $ 385,102   $ 501,840
          Common Stock
       Vanguard Windsor II Mutual Fund          2,192,353   2,235,387


Note 4
INCOME TAX STATUS

     Although the Plan has received a favorable determination letter dated January 20, 1993, from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1999.


Note 5
PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


Note 6
RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1999 and 1998, the Plan engaged in transactions with the Company's parent, Franklin Financial Services Corporation. During 1999 and 1998, the transactions included the purchase of the parent's stock in the amount of $ 50,063 and $ 123,963, respectively. Also, the Plan held investments in Farmers and Merchants Trust Company (F&M) certificates of deposits totaling
$ 24,000 and $ 34,599 as of December 31, 1999 and 1998,
respectively.


Note  7

RECONCILIATION OF FINANCIAL STATEMENTS TO 5500 FOR 1999

Investments:
        Corporate debt and equity securities                      $2,246,617
                                                                    ========
        Form 5500, Schedule H, Part I:
                Item c(3)(B)                                        $319,191
                Item c(4)(B)                                       1,927,426

                                                                  $2,246,617
                                                                    ========
Realized/unrealized gain and interest/dividend income:
        Net realized and unrealized appreciation in value
                of investments                                       (86,935)
        Interest and dividend income                                 393,819
                                                                     -------
                                                                     $306,884
                                                                    ========
        Form 5500, Schedule H, Part II:
                Item b(1)(G)                                          $73,557
                Item b(2)(C)                                          48,072
                Item b(4)(C)                                          58,324
                Item b(5)(c)                                         149,082
                Item b(10)                                           (22,151)
                                                                     -------
                                                                     $306,884
                                                                    ========
Cash and short-term investments:
        Dreyfus Treasury Prime Cash Management Fund                 $178,798
        SEI - Institutional Cash                                       5,508
        Certificates of deposit                                       24,000
                                                                    ---------
                                                                     $208,306
                                                                    ========
        Form 5500, Schedule H, Part I, Item c(1)                     $208,306
                                                                    ========



Note 8
RECONCILIATION OF FINANCIAL STATEMENTS TO 5500 FOR 1998

Investments:
                                         Corporate debt and equity securities              $1,616,198
                                                                                               ======
                                         Form 5500:
                                                                 Item 31c(4)(B)               $76,958
                                                                 Item 31c(5)(B)             1,539,240
                                                                                             --------
                                                                                           $1,616,198
                                                                                               ======
Realized/unrealized gain and interest/dividend income:
                                         Net realized and unrealized appreciation in value
                                                                 of investments              $514,086
                                         Interest and dividend income                         337,733

                                                                                             $851,819
                                                                                               ======
                                         Form 5500:
                                                                 Item 32b(1)(H)               $87,380
                                                                 Item 32b(2)(C)                13,626
                                                                 Item 32b(4)(C)                (4,788)
                                                                 Item 32b(5)                  383,164
                                                                 Item 32b(10)                 372,437
                                                                                             --------
                                                                                             $851,819
                                                                                               ======
Cash and short-term investments:
                                         Dreyfus Treasury Prime Cash Management F            $259,740
                                         SEI - Institutional Cash                              10,351
                                                                                             --------
                                                                                             $270,091
                                                                                               ======
                                         Form 5500, Item 31c(1)                              $270,091
                                                                                               ======


 FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
EIN:  23-0570230
PN:  002


                        December 31, 1999

                                                 Shares/                                 Cost                    Fair Value
               Description                      Par Value                              --------                   --------
                --------                         --------


Equities and Fixed Income Fund,

Dreyfus Treasury Prime Cash Management Fu                                                     $68,612                 $68,612
                                                                                               ======                  ======
Certificates of deposit,

F&M Trust, 5.95%, due 11/05/02                                                                 20,000                  20,000

Government securities:

U.S. Treasury note, 7.750%, due 1/31/00                    4,000                                3,993                   4,009
U.S. Treasury note, 5.500%, due 2/29/00                    8,000                                7,995                   8,002
U.S. Treasury note, 6.000%, due 8/15/00                   40,000                               40,024                  40,037
U.S. Treasury note, 6.125%, due 9/30/00                    5,000                                4,997                   5,005
U.S. Treasury note, 6.375%, due 3/31/01                    5,000                                4,992                   5,011
U.S. Treasury note, 6.625%, due 7/31/01                   10,000                               10,001                  10,066
U.S. Treasury note, 5.875%, due 11/30/01                  25,000                               24,875                  24,844
U.S. Treasury note, 6.250%, due 1/31/02                   50,000                               50,000                  50,000
U.S. Treasury note, 6.500%, due 5/31/02                   25,000                               24,879                  25,125
U.S. Treasury note, 6.250%, due 6/30/02                   10,000                                9,980                   9,994
U.S. Treasury note, 6.000%, due 7/31/02                   10,000                                9,990                   9,941
U.S. Treasury note, 6.250%, due 8/31/02                   20,000                               19,997                  19,987
U.S. Treasury note, 5.500%, due 5/31/03                   20,000                               19,936                  19,462
U.S. Treasury note, 5.375%, due 6/30/03                   90,000                               89,777                  87,244
U.S. Treasury note, 5.750%, due 8/15/03                   25,000                               24,602                  24,476
U.S. Treasury note, 5.250%, due 5/15/04                   50,000                               49,753                  47,891
U.S. Treasury note, 6.500%, due 10/15/06                  50,000                               49,922                  49,859
Federal Home Loan Bank, 5.440%,
  due 10/15/03                                            70,000                               69,606                  66,762
Federal Home Loan Bank, 7.140%,
  due 6/06/01                                              5,000                                5,223                   5,041
Federal Home Loan Bank, 7.400%,
  due 9/21/06                                             25,000                               25,000                  24,664
FNMA, 6.340%, due 6/08/04                                 10,000                               10,000                   9,747
Federal Home Loan Mortgage, 6.500%,
  due 1/15/23                                              9,188                                9,159                   8,465
                                                                                             --------                --------
                                                                                              564,701                 555,632
Corporate debt and equity securities:

Sears Roebuck, 6.125%, due 1/15/06                       $15,000                              $15,061                 $13,730
Ford Global, 6.250%, due 11/08/00                         12,000                               12,000                  11,959
Nationsbank Corp., 6.500%, due 8/15/03                    10,000                               10,060                   9,816
Philip Morris, 7.625%, due 5/15/02                        10,000                                9,950                   9,959
Bank of America, 6.625%, due 6/15/04                      20,000                               20,000                  19,544
First Chicago NBD BankOne, 7.000%,
  due 10/16/06                                            10,000                                9,891                   9,712
G.E. Corp., 6.500%, due 11/01/06                          20,000                               20,000                  19,144
GMAC, 6.750%, due 6/15/06                                 25,000                               25,000                  24,164
JP Morgan & Co., Inc., 5.750%, due 2/25/0                 10,000                               10,000                   9,494
Phillip Morris, 7.000%, due 7/15/05                       40,000                               40,000                  37,912
Wells Fargo & Co., 6.625%, due 7/15/04                    35,000                               34,913                  34,234
America On-line                                              400                               31,105                  30,350
Amoco Corp.                                                  554                                6,617                  32,859
Associates First Cap Corp.                                   660                               25,446                  18,109
Automatic Data Processing, Inc.                            1,000                               23,797                  53,875
BankAmerica Corp. New Com                                    505                               15,490                  25,345
Bell Atlantic Corp.                                        1,000                               26,236                  61,563
Bristol Myers Squibb Co.                                   1,616                               13,286                 103,727
Cisco Systems                                              1,200                               14,477                 128,550
Compaq Computer Corp.                                      1,500                               11,891                  40,594
Delphi Automotive Systems Corp.                              174                                2,922                   2,741
Duke Power                                                   175                               11,230                   8,772
EMC Corp.                                                    385                               27,856                  42,061
E.I. Dupont DeNemours & Co.                                  900                               23,924                  59,287
Exxon                                                        650                               22,568                  52,366
General Electric Co.                                       1,500                               28,597                 232,125
General Motors Corp.                                         250                               17,693                  18,172
H. J. Heinz Co.                                              500                               23,332                  19,906
Home Depot, Inc.                                             300                               17,380                  20,625
Intel Corp.                                                1,800                                6,660                 148,162
Keystone Financial, Inc.                                     993                               16,306                  20,915
Lowe's Companies, Inc.                                       300                               10,005                  17,925
Lucent Technologies, Inc.                                    800                                4,294                  60,000
Marriott Intl Inc. New Common Stock                          250                                6,453                   7,891
MBNA Corp.                                                   900                               21,104                  24,525
MCI Worldcom, Inc.                                           350                               28,949                  28,153
Merck & Co., Inc.                                          1,200                               10,673                  80,625
Microsoft Corp.                                            1,500                               14,370                 175,125
Morgan Stanley, Dean Witter & Co.                          1,000                               18,249                 142,750
Nokia Corporation                                            330                               28,297                  63,051
Oracle Corp.                                                 300                               32,355                  33,619
Procter and Gamble Co.                                       320                               11,211                  35,060
SBC Communications, Inc.                                     600                                7,542                  29,250
Schlumberger LTD                                             200                               14,073                  11,225
Walt Disney Co.                                              550                               16,135                  16,087
Wells Fargo & Co. New Com                                    695                               25,590                  28,104
Xerox Corp.                                                  640                               26,678                  14,520
Unilever N.V.                                                724                               17,564                  39,413
                                                                                             --------                --------
                                                                                              867,320               2,127,095
                                                                                             --------                --------
Mutual funds:

Brandywine Fund, Inc.                                        985                               33,063                  42,218
Eaton Vance Institutional Floating Rate                    3,695                               36,879                  36,658
SEI International Equity                                   2,119                               30,000                  30,318
Vanguard International Growth Portfolio                    3,592                               48,723                  80,793
                                                                                             --------                --------
                                                                                              148,665                 189,987
                                                                                             --------                --------
Total equities and fixed income fund                                                        1,669,298               2,961,326
                                                                                             --------                --------
FFSC Stock and Fixed Income Fund:

Dreyfus Treasury Prime Cash Management Fu                                                       9,201                   9,201
                                                                                             --------                --------
Government securities:

U.S. Treasury note, 6.000%, due 8/15/00                   $6,000                               $5,991                  $6,006
U.S. Treasury note, 5.625%, due 5/15/01                   15,000                               14,999                  14,887
U.S. Treasury note, 6.625%, due 7/31/01                    8,000                                8,000                   8,052
U.S. Treasury note, 6.500%, due 5/31/02                   10,000                                9,952                  10,050
U.S. Treasury note, 6.250%, due 6/30/02                    5,000                                4,990                   4,997
U.S. Treasury note, 6.000%, due 7/31/02                    5,000                                4,995                   4,970
U.S. Treasury note, 6.250%, due 8/31/02                   10,000                                9,999                   9,994
U.S. Treasury note, 5.750%, due 10/30/02                   5,000                                4,983                   4,930
U.S. Treasury note, 5.500%, due 5/31/03                   20,000                               19,936                  19,463
U.S. Treasury note, 5.375%, due 6/30/03                   10,000                                9,967                   9,694
Federal Home Loan Bank, 6.670%,
  due 4/06/01                                              5,000                                4,825                   5,009
Federal Home Loan Bank, 5.710%,
  due 10/01/03                                            10,000                               10,000                   9,600
Federal Home Loan Bank, 5.440%,
due 10/15/03                                              10,000                                9,944                   9,537
Federal Home Loan Mortgage, 6.000%,
due 3/09/04                                               10,000                                9,975                   9,628
Federal Home Loan Bank, 5,625%,
due 5/10/04                                               25,000                               25,000                  23,758
Federal Home Loan Bank, 6.000%,
  due 2/03/06                                             10,000                               10,000                   9,413
Federal Home Loan Bank, 7.400%,
 due 9/21/06                                              10,000                               10,000                   9,866
Federal Home Loan Mortgage, 6.500%,
  due 1/15/23                                              4,288                                4,274                   3,950
                                                                                             --------                --------
                                                                                              177,830                 173,804
                                                                                             --------                --------

FFSC Stock and Fixed Income Fund (Continued):

Corporate debt and equity securities:
Sears Roebuck, 6.125%, due 1/15/06                       $10,000                              $10,041                  $9,153
Ford Global, 6.250%, due 11/08/00                          8,000                                8,000                   7,972
Nationsbank Corp., 6.500%, due 8/18/03                    10,000                               10,060                   9,816
Bank of America, 6.625%, due 6/15/04                      20,000                               20,000                  19,544
Phillip Morris Global, 7.000%, due 7/15/0                 10,000                               10,000                   9,478
Wells Fargo & Co., 6.625%, due 7/15/04                    35,000                               34,912                  34,234
                                                                                             --------                --------
                                                                                               93,013                  90,197

Common stock,
Franklin Financial Services Corp.                         18,448                              350,191                 385,102
                                                                                             --------                --------
Total FFSC stock and fixed income fund                                                        630,235                 658,304
                                                                                             --------                --------
Fixed Income Fund:

Dreyfus Treasury Prime Cash Management Fund                                                    12,554                  12,554
                                                                                             --------                --------
Certificate of deposit,
  F&M Trust, 5.950%, due 11/05/02                                                               4,000                   4,000 *
                                                                                             --------                --------
Government securities:

U.S. Treasury note, 5.625%, due 11/30/00                   5,000                                5,000                   4,981
U.S. Treasury note, 6.375%, due 3/31/01                    5,000                                4,992                   5,011
U.S. Treasury note, 6.625%, due 7/31/01                    9,000                                9,000                   9,059
U.S. Treasury note, 6.000%, due 7/31/02                    5,000                                4,995                   4,970
U.S. Treasury note, 6.500%, due 5/31/02                    5,000                                4,976                   5,025
U.S. Treasury note, 5.000%, due 4/30/01                   25,000                               25,000                  24,633
U.S. Treasury note, 5.250%, due 5/15/04                   25,000                               24,876                  23,946
Federal Home Loan Mortgage, 6.50%,
  due 1/15/23                                              4,288                                4,274                   3,950
Federated U.S. Government securities,
  2 - 5 years                                              1,435                                   16                      15
                                                                                             --------                --------
                                                                                               83,129                  81,590
                                                                                             --------                --------
Corporate debt and equity securities:

Bank of America, 6.625%, due 6/15/04                     $20,000                              $19,950                 $19,544
Wells Fargo & Co., 6.625%, due 7/15/04                    10,000                                9,975                   9,781
                                                                                             --------                --------
                                                                                               29,925                  29,325
                                                                                             --------                --------
Total fixed income fund                                                                       129,608                 127,469

Equities Mutual Fund:

Dreyfus Treasury Prime Cash Management Fund                                                     8,767                   8,767
Vanguard Windsor II Mutual Fund                           87,799                            2,089,608               2,192,353
                                                                                             --------                --------
Total equities mutual fund                                                                  2,098,375               2,201,120

Money Market Fund,
Dreyfus Treasury Prime Cash Management Fund                                                    79,664                  79,664
                                                                                             --------                --------
Aggressive Global Fund:
SEI - Prime Obligation                                                                          5,508                   5,508
                                                                                             --------                --------
Equity mutual funds:
SEI - Large Capital Growth                                 6,461                              147,656                 225,730
SEI - Large Capital Value                                  9,322                              184,119                 175,629
SEI - Small Capital Growth                                 1,071                               17,239                  30,585
SEI - Small Capital Value                                  1,213                               17,354                  17,115
SEI - Core International Equity                            8,361                               87,487                 119,648
                                                                                             --------                --------
                                                                                              453,855                 568,707
                                                                                             --------                --------
Total aggressive global fund                                                                  459,363                 574,215
                                                                                             --------                --------
Total investments                                                                          $5,066,543              $6,602,098
                                                                                              =======                 =======

* Represents parties-in-interest.




Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions


                               Description                                             Cost Of
                               Of Asset Or     Number Of     Purchase     Selling       Assets          Net
   Identity Of Party            Security      Transactions    Price        Price         Sold          Gain

Series of Transactions in
Excess of 5%:
Dreyfus Treasury Prime        Money Market      449         $1,278,910    $      -    $       -      $      -
   Cash Management Fund                         147                  -    1,359,852    1,359,852            -

Vanguard Windsor II Mutual    Mutual Fund        12            437,795         -               -            -
  Fund                                          8                    -       98,000       54,405       25,705



                          EXHIBIT INDEX



The following exhibits are filed as part of this report:


1.   Consent of Beard & Company, Inc.

2.   Consent of Arthur Andersen LLP




                          EXHIBIT 23.1


     CONSENT OF BEARD & COMPANY, INC., INDEPENDENT AUDITORS




     We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 0-12126) pertaining to the Farmers and Merchants Trust Company of Chambersburg Profit-Sharing Plan of the financial statements of the Farmers and Merchants Trust Company Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.



                                        BEARD & COMPANY, INC.



Harrisburg, Pennsylvania
June 28, 2000
































                          EXHIBIT 23.2





            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 19, 1999 on the December 31, 1998 Farmers and Merchants Trust Company Profit Sharing Plan financial statements in this Form 11-K, into the Corporation's previously filed Registration Statements File No. 0-12126. It should be noted that we have not audited any financial statements of Franklin Financial Services Corporation subsequent to December 31, 1998 or performed any procedures subsequent to the date of our report.

                                        ARTHUR ANDERSEN LLP

Lancaster, PA
June 28, 2000